                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              Meridian Data, Inc.
                              -------------------
                               (Name of Issuer)


                   Common Stock, $0.001 Par Value Per Share
                   ----------------------------------------
                        (Title of Class of Securities)


                                  589601-10-3
                                  -----------
                                (CUSIP Number)

                                 Andrew Kryder
                                General Counsel
                              Quantum Corporation
                              500 McCarthy Blvd.
                              Milpitas, CA 95035
                                (408) 894-4000
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 May 10, 1999
                                 ------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 589601-10-3                                   PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quantum Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             6.5% (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      570,874 (1) shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X] Excludes 20,000 shares of Meridian Common Stock held by Edward M.
          Esber, Jr., a director of Quantum Corporation, which were acquired prior to July 29, 1998. Quantum Corporation disclaims beneficial ownership of the shares held by Mr. Esber.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Quantum Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(1) As of May 1, 1999. Includes 469,873 shares of Meridian Common Stock (as defined hereinafter) issuable upon the exercise of options currently exercisable or exercisable within sixty (60) days of May 1, 1999.

CUSIP NO. 589601-10-3                    PAGE 3 OF 11 PAGES
                                         ------------------

ITEM 1.  SECURITY AND ISSUER

This statement on Schedule 13D relates to the Common Stock, $0.001 par value per share (the "Meridian Common Stock"), of Meridian Data, Inc. ("Meridian"). The principal executive offices of Meridian are located at 5615 Scotts Valley Drive, Scotts Valley, CA 95006.

ITEM 2.  IDENTITY AND BACKGROUND

(a) Quantum Corporation, a Delaware corporation ("Quantum"), is a diversified mass storage company committed to achieving customer satisfaction through high quality and reliability. Quantum is the highest volume global supplier of hard disk drives for personal computers, a leading supplier of high capacity hard drives and the worldwide revenue leader among all classes of tape drives. Quantum sells a broad range of storage products to OEM and distribution customers worldwide.

(b) The address of the principal office and principal business of Quantum is 500 McCarthy Blvd., Milpitas, CA 95035.

(c) Set forth in Schedule I to this Schedule 13D is the name and present principal occupation or employment of each of Quantum's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

(d) During the past five years, neither Quantum nor, to Quantum's knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Quantum nor, to Quantum's knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the directors and executive officers of Quantum named in Schedule I to this Scheduled 13D are citizens of the United States, except for Peter van Cuylenburg, who is a citizen of the United Kingdom.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to an Agreement and Plan of Merger and Reorganization dated May 10, 1999 (the "Reorganization Agreement"), and subject to the conditions set forth therein (including approval by the stockholders of Meridian and other conditions), a wholly-owned subsidiary of Quantum ("Merger Sub") (formed solely for the purpose of effecting the Merger) will be merged with and into Meridian (the "Merger"). Pursuant to the terms of the Reorganization Agreement, each issued and outstanding share of Meridian common stock, par value $.01 per share ("Meridian Common Stock"), will be converted into the right to receive that number of shares of Quantum common stock, par value $.01 per share ("Parent Shares") equal to the "Exchange Ratio." The "Exchange Ratio" equals 0.489, provided, however, that if the Parent Share Value (defined as the average of the closing prices of Parent Shares as reported on the Nasdaq National Market for the five (5) consecutive trading days ending on the second trading day preceding the date on which the stockholders of Meridian vote on the Merger at the special meeting of Meridian's stockholders called to approve and adopt the Reorganization Agreement and the Merger is (i) less than $14.00, then the Exchange Ratio shall be a fraction having a numerator equal to $7.00 and having a denominator equal to Parent Share Value, or (ii) greater than $20.00, then the Exchange Ratio shall be a fraction having a numerator equal to $10.00 and having a denominator equal to Parent Share Value. Cash will be paid in lieu of fractional shares. In addition, Quantum will assume outstanding options exercisable for Meridian Common Stock on the terms set forth in the Reorganization Agreement.

The description contained in this Item 3 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is filed as Exhibit 99.1 hereto.

To facilitate the consummation of the Merger (as defined in Item 4 below), certain shareholders of Meridian have entered into Voting Agreements with Quantum (as described in Item 5 below).

ITEM 4.  PURPOSE OF TRANSACTION

(a) - (b) As more fully described in Item 3 above, this statement relates to the merger of a Merger Sub with and into Meridian. At the effective time of the Merger (the "Effective Time"), the separate existence of Merger Sub will cease, and Meridian will continue as the surviving corporation and as a wholly-owned subsidiary of Quantum ("Surviving Corporation"). Concurrently with the execution and delivery of the Reorganization Agreement, Quantum and the persons named on
Schedule II to this Schedule 13D entered into a Voting Agreement (the "Merdian Voting Agreements") (as described in Item 5 below).

The consummation of the Merger is subject to the satisfaction or waiver of closing conditions for the benefit of Quantum and closing conditions for the benefit of Meridian, as set forth in Articles 6 and 7 of the Reorganization Agreement.

The description contained in this Item 4 of the transactions contemplated by the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is filed as Exhibit 99.1 hereto, and the full text of the form of Meridian Voting Agreement, a copy of which is filed as Exhibit 99.2 hereto.

CUSIP NO. 589601-10-3                    PAGE 4 OF 11 PAGES
                                         ------------------

(c)  Not applicable.

(d) If the Merger is consummated, Meridian will become a wholly-owned subsidiary of Quantum and the Board of Directors and the officers of Meridian shall be the directors and officers of Merger Sub immediately prior to the Effective Time.

(e) None, other than a change in the number of outstanding shares of Quantum Common Stock as contemplated by the Reorganization Agreement.

(f) Upon consummation of the Merger, Meridian will become a wholly-owned subsidiary of Quantum.

(g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Meridian will be amended and restated to conform to the Certificate of Incorporation and Bylaws of Merger Sub immediately prior to the Merger.

(h) Upon consummation of the Merger, the Meridian Common Stock will cease to be quoted on any quotation system or exchange.

(i) Upon consummation of the Merger, the Meridian Common Stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

(j) Other than as described above, Quantum currently has no plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)-(i) of Schedule 13D (although Quantum reserves the right to develop such plans).

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

(a) - (b) As a result of the Meridian Voting Agreements, Quantum has shared power to vote an aggregate of 570,874 (includes 469,873 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within sixty days of May 1, 1999) shares of Meridian Common Stock for the limited purpose of voting in favor of the approval and adoption of the Reorganization Agreement and the approval of the Merger, and voting in favor of each of the other actions contemplated by the Reorganization Agreement. Such shares constitute approximately 6.5% of the issued and outstanding shares of Meridian Common Stock as of May 1, 1999. The description contained in this Item 5 of the transactions contemplated by the Meridian Voting Agreements is qualified in its entirety by reference to the full text of the Form of Meridian Voting Agreement, a copy of which is attached to this Schedule 13D as
Exhibit 99.2.

To Quantum's knowledge, except for 20,000 shares of Meridian Common Stock held by Edward M. Esber, Jr., which were acquired prior to July 29, 1998, no shares of Meridian Common Stock are beneficially owned by any of the persons named in
Schedule I, except for such beneficial ownership, if any, arising solely from the Meridian Voting Agreements. Quantum disclaims beneficial ownership of the shares held by Mr. Esber.

Set forth in Schedule III to this Schedule 13D is the name and present principal occupation or employment of each person with whom Quantum shares the power to vote or to direct the vote or to dispose or direct the disposition of Meridian Common Stock.

During the past five years, to Quantum's knowledge, no person named in Schedule III to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, to Quantum's knowledge, no person named in Schedule III to this Schedule 13D was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

To Quantum's knowledge, all persons named in Schedule III to this Scheduled 13D are citizens of the United States except for Pierluigi Zappacosta who is a citizen of Italy and Peter Johnson who is a citizen of Australia.

(c) Neither Quantum, nor, to Quantum's knowledge, any person named in Schedule III, has effected any transaction in Meridian Common Stock during the past 60 days, except as disclosed herein.

(d)  Not applicable.

(e)  Not applicable.

CUSIP NO. 589601-10-3             PAGE 5 OF 11 PAGES
                                  ------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described in Item 4 above, to Quantum's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Meridian, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NO.                  DESCRIPTION
                             -----------

99.1         Agreement and Plan of Merger and Reorganization dated as of May 10,
             1999.

99.2 Form of Voting Agreement dated as of May 10, 1999, a substantially similar version of which has been executed by and between Quantum Corporation and each of Charlie Bass, Gianluca Rattazzi, Erik Miller, Shmuel Shottan, Mario Rosati, Pierluigi Zappacosta and Peter Johnson.

CUSIP NO. 589601-10-3                    PAGE 6 OF 11 PAGES
                                         ------------------


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1999                Quantum Corporation

                                      By: /s/ Andrew Kryder
                                      ---------------------

                                          Andrew Kryder
                                          General Counsel

CUSIP NO. 589601-10-3                    PAGE 7 OF 11 PAGES
                                         ------------------


                                  SCHEDULE I

        EXECUTIVE OFFICERS AND EMPLOYEE DIRECTORS OF QUANTUM CORPORATION


NAME                     PRINCIPAL OCCUPATION OR EMPLOYMENT
----                     ----------------------------------

Michael A. Brown (1)     Chief Executive Officer, Chairman of the Board

Richard L. Clemmer (1)   Chief Financial Officer and Secretary

Curt Francis (1)         Vice President, Corporate Development

John B. Gannon (1)       President, HDDG Division

Andrew Kryder (1)        Vice President, General Counsel and Assistant Secretary

Anthony H. Lewis (1)     Vice President, Finance, Treasurer

Jerald Maurer (1)        Executive Vice President, Human Resources

Peter van Cuylenburg (1) President, DSSG Division

(1) Employed at Quantum Corporation, 500 McCarthy Blvd., Milpitas, CA 95035.

CUSIP NO. 589601-10-3                    PAGE 8 OF 11 PAGES
                                         ------------------


SCHEDULE I (continued)

                 NON-EMPLOYEE DIRECTORS OF QUANTUM CORPORATION

                                                                         NAME AND ADDRESS OF
                                                                         CORPORATION OR OTHER
                            PRINCIPAL OCCUPATION OR                     ORGANIZATION IN WHICH
NAME                              EMPLOYMENT                                   EMPLOYED
                                  ----------                                   --------
Stephen M. Berkley       President, SMB Associates;                 Quantum Corporation
                         Director, Quantum Corporation              500 McCarthy Blvd.
                                                                    Milpitas, CA 95035

David A. Brown           Director, Quantum Corporation              Quantum Corporation
                                                                    500 McCarthy Blvd.
                                                                    Milpitas, CA 95035

Robert J. Casale         Consultant, Automatic Data                 Automatic Data Processing, Inc.
                         Processing, Inc.                           2 Journal Square Plaza
                                                                    Jersey City, NJ 07306

Edward M. Esber, Jr      Director, Quantum Corporation              Quantum Corporation
                                                                    500 McCarthy Blvd.
                                                                    Milpitas, CA 95035

Steven C. Wheelwright    Professor of Management and                Graduate School of Business
                         Senior Associate Dean,                     Administration, Harvard University
                         Graduate School of Business                Morgan Hall
                         Administration, Harvard University         Boston, MA 02163

CUSIP NO. 589601-10-3                    PAGE 9 OF 11 PAGES
                                         ------------------

                                  SCHEDULE II

                                                                       BENEFICIALLY OWNED
                                NUMBER OF SHARES OF MERIDIAN        PERCENTAGE OF OUTSTANDING
MERIDIAN VOTING AGREEMENT        COMMON STOCK BENEFICIALLY        SHARES OF MERIDIAN COMMON STOCK
SHAREHOLDER                        OWNED AS OF MAY 1, 1999               AS OF MAY 1, 1999
-----------                        -----------------------               -----------------
Charlie Bass                             246,122 (1)                          2.9%

Gianluca Rattazzi                         14,003 (2)                          0.2%

Erik Miller                              118,408 (3)                          1.4%

Shmuel Shottan                           101,591 (4)                          1.2%

Mario Rosati                              28,750 (5)                          0.3%

Pierluigi Zappacosta                      33,250 (6)                          0.4%

Peter Johnson                             28,750 (7)                          0.3%

(1) Includes 101,667 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within 60 days of May 1, 1999 held by Bass Associates, 73,290 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within 60 days of May 1, 1999 held by The Bass Trust, U/D/T/ Dated April 29, 1988, of which Dr. Bass is the trustee, and 71,165 shares of Meridian Common Stock held by The Bass Trust. Dr. Bass disclaims beneficial ownership of the shares and options held by Bass Associates, except to the extent of his proportionate interest therein.
(2) Includes 14,003 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within 60 days of May 1, 1999.
(3) Includes 88,572 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within 60 days of May 1, 1999 and 29,836 shares of Meridian Common Stock.
(4) Includes 101,591 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within 60 days of May 1, 1999.
(5) Includes 28,750 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within 60 days of May 1, 1999.
(6) Includes 33,250 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within 60 days of May 1, 1999.
(7) Includes 28,750 shares of Meridian Common Stock issuable upon the exercise of currently exercisable options and options exercisable within 60 days of May 1, 1999.

CUSIP NO. 589601-10-3                    PAGE 10 OF 11 PAGES
                                         -------------------



                                 SCHEDULE III

                                                                   NAME AND ADDRESS OF
                                                                  CORPORATION OR OTHER
MERIDIAN VOTING         PRINCIPAL OCCUPATION OR                   ORGANIZATION IN WHICH
AGREEMENT SHAREHOLDER         EMPLOYMENT                                EMPLOYED
---------------------         ----------                                --------
Charlie Bass            Chairman of the Board of Directors       Meridian Data, Inc.
                                                                 5615 Scotts Valley Drive
                                                                 Scotts Valley, CA 95006

Gianluca Rattazzi       President, CEO, and Director             Meridian Data, Inc.
                                                                 5615 Scotts Valley Drive
                                                                 Scotts Valley, CA 95006

Erik Miller             Senior VP, Finance and CFO               Meridian Data, Inc.
                                                                 5615 Scotts Valley Drive
                                                                 Scotts Valley, CA 95006

Shmuel Shottan          Senior VP, Engineering and CTO           Meridian Data, Inc.
                                                                 5615 Scotts Valley Drive
                                                                 Scotts Valley, CA 95006

Mario Rosati            Member, Wilson, Sonsini, Goodrich &      Wilson, Sonsini, Goodrich & Rosati
                        Rosati                                   650 Page Mill Road
                                                                 Palo Alto, CA 94304

Pierluigi Zappacosta    Chairman, Digital Persona, Inc.          Digital Persona, Inc.
                                                                 805 Veterans Blvd.
                                                                 Suite 322
                                                                 Redwood City, CA 94063

Peter Johnson           Chairman of the Board of Directors,      333 Market Street
                        QRS Corporation                          Suite 3300
                                                                 San Francisco, CA 94105-2150

CUSIP NO. 589601-10-3                    PAGE 11 OF 11 PAGES
                                         -------------------


                                 EXHIBIT INDEX

                                                         SEQUENTIALLY
EXHIBIT NO.               DESCRIPTION                   NUMBERED PAGE
                          -----------                   -------------

99.1   Agreement and Plan of Merger and Reorganization dated as of May 10, 1999.

99.2 Form of Voting Agreement dated as of May 10, 1999, a substantially similar version of which has been executed by and between Quantum Corporation and each of Charlie Bass, Gianluca Rattazzi, Erik Miller, Shmuel Shottan, Mario Rosati, Pierluigi Zappacosta and Peter Johnson.